

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Tony Aquila
Chief Executive Officer
Canoo Inc.
19951 Mariner Avenue
Torrance, California 90503

> **Re: Canoo Inc.**
> **Registration Statement on Form S-3**
> **Filed June 21, 2024**
> **File No. 333-280395**

Dear Tony Aquila:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing